United States securities and exchange commission logo





                             January 31, 2022

       Brian Mueller
       Executive Vice President, Chief Financial Officer
       Biomarin Pharmaceutical, Inc.
       770 Lindaro Street
       San Rafael, California 94901

                                                        Re: Biomarin
Pharmaceutical, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2020
                                                            Filed February 26,
2021
                                                            File No. 000-26727

       Dear Mr. Mueller:

               We have reviewed your December 20, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2020 filed February 26, 2021

       Notes to Consolidated Financial Statements
       (18) Income Taxes, page 128

   1. We acknowledge the information provided in your response but continue to have difficulty in
understanding the basis for your accounting treatment. Please provide us the following information.
                                                            Describe the nature
of intellectual property rights transferred to your Irish
                                                             subsidiary, the
products and manufacturing processes that they support and the consideration paid
by your Irish subsidiary for the transferred intellectual property.
                                                            Explain how these
intellectual property rights now align with your manufacturing and commercial
operations domiciled in Ireland and describe the specific benefits resulting from
these rights subsequent to their transfer to your Irish subsidiary that were not
previously available.
                                                            Describe
legislative changes and effective dates for Irish tax law, governing the
 Brian Mueller
Biomarin Pharmaceutical, Inc.
January 31, 2022
Page 2
              transfer of these rights and supporting your recognition of the $835.1 million tax benefit and your conclusion that a valuation allowance was not necessary.
                Identify the "owner" of your Irish subsidiary, which is a Disregarded Entity for US tax purposes but also a wholly-owned subsidiary. Given this apparent inconsistency, explain your basis for disregarding this transfer of intellectual property for US tax reporting purposes.
                Quantify the interquartile range for your valuation of intellectual property rights transferred to the Irish subsidiary. Include a description and quantification of key assumptions, including associated products, projected revenue and profit by product, number of years constituting "long term market potential," discount rates, competitive factors and royalty charges by license agreement.

       You may contact Frank Wyman at 202-551-3660 or Dan Gordon at 202-551-3486, if you
have questions regarding the comment.



FirstName LastNameBrian Mueller                                Sincerely,
Comapany NameBiomarin Pharmaceutical, Inc.
                                                               Division of
Corporation Finance
January 31, 2022 Page 2                                        Office of Life
Sciences
FirstName LastName